UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

CDC Corporation

Full name of registrant

N/A

Former name if applicable

11/F ING Tower

308 Des Voeux Road

Address of principal executive office (Street and number)

Central Hong Kong

City, state and zip code

001-30134

Commission File Number

G2022L 11 4

CUSIP Number

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of its consolidated financial statements for the fiscal year ended December 31, 2010 (the “Financial Statements”), CDC Corporation (the “Company”) encountered difficulties in completing the accounting of, and reporting for, certain matters, and preparing related disclosures. As a result, the Company cannot, without unreasonable expense and effort, complete the Financial Statements in sufficient time to permit the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). The Company’s management is evaluating matters related to the Financial Statements, including the analysis of the Company’s short term cash needs in relation to existing litigation, the application of US GAAP to certain transactions, the impact of litigation, and the impairment of certain intangibles. Management also anticipates recording impairment charges as a result of this analysis, and is evaluating the impact of these issues on the Company’s access to capital and available liquidity.

The Company plans to file the Form 20-F as soon as practicable after the completion of the Audit Committee’s review, the completion of any additional accounting work required as a result of such review and the finalization of the Financial Statements and associated disclosures. The Company intends to file the Form 20-F on or before the fifteenth calendar day following its prescribed due date, as required by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Donald L. Novajosky, Vice President, Associate General Counsel & Secretary

678-259-8669

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒            Yes             ☐            No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐            Yes             ☒            No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains statements, including statements regarding the internal review currently being undertaken by the Company, statements as to the Company’s projected filing of the Form 20-F, and statements regarding the precise impact on the financial statements or the Company, if one is required, that are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the Company’s currently expectations, but the Company can give no assurance that such expectations will prove to be accurate. The Company’s expectations in these forward-looking statements may prove to be incorrect. Actual results could vary materially from the description contained herein due to many factors, including the outcome of the Company’s internal review, including a determination that the matters under internal review were more widespread than originally contemplated or that other accounting errors have been made historically, which could require adjustments to the Company’s estimates. The Company can also make no assurance that, as a result of its internal review, additional accounting issues will not be uncovered that will have an impact on past or future results of operations. The forward-looking statements made in this Form 12b-25 speak only as of today and the Company does not undertake any obligation to update any such statements to reflect events or circumstances occurring after today.

CDC Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2011	By:	/s/ John A. Stone

	Name:	John A. Stone

	Title:	Chief Financial Officer

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